UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SMSA Treemont Acquisition Corp.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

78458E102
(CUSIP Number)

Guo Wang Ruixing Industry Park Dongping County Shandong Province, People’s Republic of China 86-538-241-7858
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Lucose Corp.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,363,885
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,363,885
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,363,885
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 93%
14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of common stock of SMSA Treemont Acquisition Corp (“SMSA”), who collectively own 12,363,885 shares of common stock of SMSA.
(2) Based on 13,294,497 shares of common stock outstanding as of July 25, 2012 (as provided by SMSA).

1.	Names of Reporting Persons. Guangxiang Meng
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization THE PEOPLE’S REPUBLIC OF CHINA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,363,885
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,363,885
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,363,885
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 93%
14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of common stock of SMSA, who collectively own 12,363,885 shares of common stock of SMSA.
(2) Based on 13,294,497 shares of common stock outstanding as of July 25, 2012 (as provided by SMSA).

1.	Names of Reporting Persons. Guangyin Meng
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization THE PEOPLE’S REPUBLIC OF CHINA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,880,219
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,430,747
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,880,219
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.84%
14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of common stock of SMSA, who collectively own 12,363,885 shares of common stock of SMSA.
(2) Based on 13,294,497 shares of common stock outstanding as of July 25, 2012 (as provided by SMSA).

1.	Names of Reporting Persons. Dianshun Zhang
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization THE PEOPLE’S REPUBLIC OF CHINA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 221,165
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 221,165
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.66%
14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of common stock of SMSA, who collectively own 12,363,885 shares of common stock of SMSA.
(2) Based on 13,294,497 shares of common stock outstanding as of July 25, 2012 (as provided by SMSA).

1.	Names of Reporting Persons. Guo Wang
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization THE PEOPLE’S REPUBLIC OF CHINA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 247,277
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 247,277
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 247,277
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.82%
14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of common stock of SMSA, who collectively own 12,363,885 shares of common stock of SMSA.
(2) Based on 13,294,497 shares of common stock outstanding as of July 25, 2012 (as provided by SMSA).

1.	Names of Reporting Persons. Xuchun Wang
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization THE PEOPLE’S REPUBLIC OF CHINA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 247,278
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 409,962
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 409,962
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.08%
14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of common stock of SMSA, who collectively own 12,363,885 shares of common stock of SMSA.
(2) Based on 13,294,497 shares of common stock outstanding as of July 25, 2012 (as provided by SMSA).

1.	Names of Reporting Persons. Lingfa Huang
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization THE PEOPLE’S REPUBLIC OF CHINA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 989,112
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,244,301
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,244,301
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of common stock of SMSA, who collectively own 12,363,885 shares of common stock of SMSA.
(2) Based on 13,294,497 shares of common stock outstanding as of July 25, 2012 (as provided by SMSA).

1.	Names of Reporting Persons. Binglong Qiao
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization THE PEOPLE’S REPUBLIC OF CHINA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 247,277
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 555,630
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 555,630
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of common stock of SMSA, who collectively own 12,363,885 shares of common stock of SMSA.
(2) Based on 13,294,497 shares of common stock outstanding as of July 25, 2012 (as provided by SMSA).

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of SMSA Treemont Acquisition Corp. (the “SMSA”).  SMSA’s principal executive offices are located at Ruixing Industry Park, Dongping County Shandong Province, People’s Republic of China.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Lucose Corp. (“Lucose”), Guangxiang Meng, Guanyin Meng, Dianshun Zhang, Guo Wang, Xuchun Wang, Lianfa Huang and Binglong Qiao (collectively, the “Reporting Persons”).  Guangyin Meng, Dianshun Zhang, Guo Wang, Xuchun Wang, Binglong Qiao, Lingfa Huang and Guangxiang Meng, collectively referred to herein as “Contributing Shareholders”.

Due to the nature of the transactions described in Items 3 and 4 of this Schedule 13D, the Reporting Persons could be deemed to be part of a “group” with each other within the meaning of Section 13(d)(3) of the Exchange Act. Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by any other Reporting Person as to which such Reporting Person is not the record owner.

The address of the principal business and principal office of the Reporting Persons, unless otherwise noted, is Ruixing Industry Park, Dongping County Shandong Province, People’s Republic of China. Lucose is a newly formed Nevada Company for the purpose of causing a short form merger (the “Merger”) with SMSA under Section 92A.180 of Nevada Revised Statutes. Guangxiang Meng is President, Chief Financial Officer, Treasurer, Secretary and sole director of Lucose.    During the last five years, neither Ms. Guangxiang Meng nor Lucose has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ms. Guangxiang Meng became the record holder of the 93% shares of SMSA and a nominee for Mr. Xuchun Wang, Mr. Lingfa Huang, Mr. Binglong Qiao and Mr. Guo Wang (the “Optionee Shareholders”), pursuant to that certain Transfer and Assignment Agreement among Ms. Guangxiang Meng, Mr. Chongxin Xu, and the Optionee Shareholders dated July 27, 2012, pursuant to which (i) Mr. Xu transferred to Ms. Meng his right and interest to 93% of issued and outstanding common stock of SMSA, and (ii) Mr. Xu assigned to Ms. Meng all of his rights and obligations under those certain Option Agreements dated as May 13, 2011 between Mr. Xu and each of Mr. Xuchun Wang, Mr. Lingfa Huang, Mr. Binglong Qiao and Mr. Guo Wang, respectively,  (each individual, an “Optionee Shareholder” and each agreement, an “Option Agreement”). The Option Agreements, as amended on  July 27, 2012, were intended to allow the Optionee Shareholders to, collectively, obtain beneficial ownership of 93% of issued and outstanding common stock of SMSA. Ms. Meng has no knowledge of the operation of SMSA or its directly and indirectly subsidiaries and affiliates. Ms. Guangxing Meng is a citizen of the People’s Republic of China.

Mr. Guangyin Meng is the chairman of SMSA. He also serves as a director of SMSA’s operating entity Shandong Xiangrui Pharmacy Co., Ltd. (“Shandong Xiangrui”), the chairman and CEO of Ruixing Group Co., Ltd. (“Ruixing Group”), the chairman of Shandong Runyin Bio-chemical Co., Ltd. (“Runyin Bio-chemical”), and a director of Shandong Xinrui Chemical Devices Co., Ltd. (“Xinrui Chemical”). Shandong Xiangrui is an entity SMSA controls through certain contractual arrangements. Ruixing Group, Runyin Bio-chemical and Xinrui Chemical are affiliates of SMSA.   During the last five years, Mr. Guangyin Meng has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.  Mr. Meng is a citizen of the People’s Republic of China.

Mr. Dianshun Zhang serves as a director of SMSA, a director and vice president of Ruixing Group and a director of Runyin Bio-chemical.  During the last five years, Mr. Dianshun Zhang has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.  Mr. Zhang is a citizen of the People’s Republic of China.

Mr. Guo Wang is CEO of SMSA and the CEO of Shandong Xiangrui. Mr. Wang has also served as an engineer in the research and development department of Ruixing Group. During the last five years, Mr. Guo Wang has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.  Mr. Wang is a citizen of the People’s Republic of China.

Mr. Xuchun Wang’s principal occupation is serving as a manager in the production department of Ruixing Group, the principal business of which is electricity generation and chemical products manufacturing, located at Ruixing Industry Park, Dongping County, Shandong Province, 271509, People’s Republic of China. Ruixing Group is an affiliate of SMSA. During the last five years, Mr. Xuchun Wang has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.  Mr. Wang is a citizen of the People’s Republic of China.

Mr. Binglong Qiao’s principal occupation is as the vice president of the purchasing department of Ruixing Group the principal business of which is electricity generation and chemical products manufacturing, located at Ruixing Industry Park, Dongping County, Shandong Province, 271509, People’s Republic of China. During the last five years, Mr. Qiao has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Mr. Qiao is a citizen of the People’s Republic of China.

Mr. Lingfa Huang’s principal occupation is as a director and the vice president of Ruixing Group, the principal business of which is electricity generation and chemical products manufacturing, located at Ruixing Industry Park, Dongping County, Shandong Province, 271509, People’s Republic of China. During the last five years, Mr. Huang has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Mr. Huang is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

On August 10, 2012, Lucose Corp. and Ms. Guangxing Meng, the nominee for the Contributing Shareholders, entered into a contribution agreement (the “Contribution Agreement”), pursuant to which the Contributing Stockholders agreed to, immediately prior to the Merger, contribute an aggregate of 12,363,885shares of Common Stock held by them to Lucose in exchange for 12,363,885 shares of common stock of Lucose. This transaction will result in Lucose acquiring 93% of the total issued and outstanding shares of Common Stock of SMSA.  The Reporting Persons will provide the necessary funding to fund the Merger with cash on hand.  The Reporting Persons will personally finance the funds in connection with the Merger.

 Upon contribution of the shares of SMSA Common Stock by Contributing Shareholders, (i) Contributing Shareholders will own all the issued and outstanding capital stock of Lucose, and (ii) Merger Co will directly hold 12,363,885 shares of SMSA’s Common Stock, or approximately 93% of the outstanding shares of SMSA Common Stock. Following the merger, Contributing Shareholders will own 100% of the common stock of Merger Co as the surviving entity of the merger. Mr. Guangxiang Meng is the sole director of Merger Co.

Item 4.	Purpose of Transaction

Lucose intends to complete a “short-form” merger with SMSA (the “Merger”) in accordance with Section 92A.180 of the Nevada Revised Statutes, after thirty days of the closing of the transactions under the Contribution Agreement.  Pursuant to the Merger, SMSA will be merged with and into Lucose, with Lucose as the surviving entity. Once the Merger is completed, Lucose then intends to terminate the registration of the shares of common stock of SMSA.   A Notice of Merger and Dissenter’s rights and a Letter of Transmittal will be mailed to stockholders of record of SMSA as of the effective date of the merger within 10 calendar days following the effective date of the merger.

Item 5.	Interest in Securities of the Issuer

The following table sets forth the beneficial ownership of shares of Common Stock of SMSA for each of the Reporting Persons.

Reporting person	Amount beneficially owned: (1)	Percent of class:(1), (2)	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lucose Corp. (3)	12,363,885	93%	12,363,885	0	12,363,885	0
Guangxiang Meng (4)	12,363,885	93%	12,363,885	0	12,363,885	0
Guangyin Meng (5)	10,880,219	81.84%	10,880,219	0	4,430,747	0
Dianshun Zhang (5)	221,165	1.66%	0	0	221,165	0
Guo Wang (6)	247,277	1.82%	247,277	0	247,277	0
Xuchun Wang (6)	409,962	3.08%	0	0	409,962	0
Lingfa Huang (7)	1,244,301	9.3%	989,112	0	1,244,301	0
Binglong Qiao (8)	555,630	4.2%	247,277	0	555,630	0

(1).	Each of the Reporting Persons could be deemed to be part of a “group” with each other.

(2).	Percentage of beneficial ownership of each listed person is based on 13,294,497 shares of Common Stock outstanding as of July 25, 2012 (as provided by SMSA).

(3).
On August 10, 2012, Lucose Corp. and Ms. Guangxing Meng, the nominee for the Contributing Shareholders, entered into a contribution agreement (the “Contribution Agreement”), pursuant to which the Contributing Stockholders agreed to, immediately prior to the Merger, contribute an aggregate of 12,363,885shares of Common Stock held by them to Lucose in exchange for 12,363,885 shares of common stock of Lucose. This transaction will result in Lucose acquiring 93% of the total issued and outstanding shares of Common Stock of SMSA.

(4).
Ms. Guangxiang Meng is the record holder of the 93% shares of SMSA and acts as a nominee for Xuchun Wang,  Lingfa Huang, Binglong Qiao and Guo Wang, pursuant to those certain Transfer and Assignment Agreement with Mr. Chongxin Xu dated as of July 27, 2012. Under the Transfer and Assignment Agreement,  Mr. Chongxin Xu transferred to Ms. Meng his right and interest to 93% of issued and outstanding common stock of SMSA and assigned to Ms. Meng all of his rights and obligations under the Option Agreements dated May 13, 2011 between Mr. Xu and each of Mr. Xuchun Wang, Mr. Lingfa Huang, Mr. Binglong Qiao and Mr. Guo Wang, respectively.   As Ms. Guangxiang Meng does not have voting or dispositive power over the shares she holds as a nominee, she disclaims disclaim beneficial ownership of all of these shares.

(5).
Pursuant to the amended Option Agreement between Mr. Xuchun Wang and Guangxing Meng and the Transfer and Assignment Agreement, Mr. Wang has the option to acquire 10,880,219 shares of the capital stock of SMSA currently held by the nominee, Ms. Guangxing Meng, representing 81.84% of the issued and outstanding capital stock of SMSA. Out of the total 10,880,219 shares to be acquired upon exercise of the option, 247,278 will be held by Mr. Xuchun Wang for himself and 10,632,941 shares will be held by Mr. Xuchun Wang for and on behalf of the shareholders of Ruixing Group as a whole, except to the extent of his pecuniary interest therein as a shareholder of Ruixing Group. Ruixing Group is a Chinese affiliate of SMSA. According to an oral agreement by and between Mr. Xuchun Wang and certain shareholders of Ruixing Group dated May 13, 2011, Mr. Wang shall act at the direction of Mr. Guangyin as to key decisions affecting the beneficial Optionee Shareholders.  As such, Mr. Guangyin Meng may be deemed as having the voting power over these 10,880,219 and thus the beneficial owner of the total 10,880,219 shares.  Mr. Guangyin Meng and Mr. Dianshun Zhang, two shareholders of Ruixing Group, have pecuniary interests in 4,430,747 shares representing approximately 33.33% of the total issued and outstanding shares of SMSA and 221,165 shares representing approximately 1.66% of the total issued and outstanding shares of SMSA, respectively, upon exercise of the option by Mr. Xuchun Wang.

(6).
Pursuant to the amended Option Agreement between Mr. Guo Wang and Mr. Guangxing Meng dated July 27, 2012 and the Transfer and Assignment Agreement, Mr. Guo Wang has an option to acquire 247,277 shares of SMSA’s common stock currently held by the nominee, Ms. Guangxiang Meng.

(7).
Pursuant to the Option Agreement between Mr. Xuchun Wang and Mr. Chongxin Xu and the Transfer and Assignment Agreement, Mr. Xuchun Wang has an option to acquire 10,880,219 shares of SMSA’s common stock currently held by the nominee, Ms. Guangxiang Meng.  According to an oral agreement by and between Mr. Xuchun Wang and the shareholders of Ruixing Group dated May 13, 2011, Mr. Wang shall act at the direction of Mr. Guangyin as to key decisions affecting the beneficial Optionee Shareholders.  Mr. Wang disclaims the beneficial ownership of all the applicable 10,632,941 shares upon exercise of the option except to the extent of his pecuniary interest therein as a shareholder of Ruixing Group.  Mr.Xuchun  Wang will beneficially own an additional 162,684 shares of SMSA’s common stock through his 1.53% pecuniary interest in Ruixing Group. Therefore, upon exercise of the option Mr. Wang will hold in aggregate 409,962 shares of SMSA’s common stock, representing 3.08% of the total issued and outstanding shares of SMSA.

(8).
Pursuant to the amended Option Agreement between Mr. Lingfa Huang and Ms. Guangxing Meng and the Transfer and Assignment Agreement, Mr. Lingfa Huang has an option to acquire 989,112 shares of SMSA common stock, representing 7.44% of the total issued and outstanding shares of SMSA. Upon the exercise of the option by Mr. Xuchun Wang, Mr. Huang will beneficially own an additional 255,189 shares SMSA’s common stock through his 2.4% pecuniary interest in Ruixing Group.

(9).
Pursuant to the amended Option Agreement between Mr. Binglong Qiao and Ms. Guangxinag Meng and the Transfer and Assignment Agreement, Mr. Binglong Qiao has an option to acquire 247,277 shares of SMSA common stock, representing 1.82% of the total issued and outstanding shares of SMSA. Upon the exercise of the option by Mr. Xuchun Wang, Mr. Huang will beneficially own an additional 308,353 shares SMSA’s common stock through his 2.29% pecuniary interest in Ruixing Group.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the Contribution Agreement described in Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein, in the Schedule 13D and any of its amendments, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of SMSA.

Item 7.	Material to Be Filed as Exhibits

Attached as Exhibit 1 is the Contribution Agreement, dated as of August 10, 2012, by and between Lucose Corp. and Guangxiang Meng (incorporated by reference to Exhibit (d) (2) of Schedule 13E-3 filed on August 10, 2012).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lucose Corp.

August 10, 2012	By:	/s/ Guangxiang Meng
	Name:	Guangxiang Meng
	Title:	President

Guangyuin Meng
/s/ Guangyin Meng

Dianshun Zhang
/s/ Dianshun Zhang

Guo Wang
/s/ Guo Wang

Xuchun Wang
/s/ Xuchun Wang

Lingfa Huang
/s/ Lingfa Huang

Binglong Qiao
/s/ Binglong Qiao

Guangxiang Meng
/s/ Guangxiang Meng

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the shares of common stock of SMSA Treemont Acquisition Corp., dated the date hereof, is, and any amendments thereto signed by the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Lucose Corp.

Dated: August 10, 2012	By:	/s/ Guangxiang Meng
	Name:	Guangxiang Meng
	Title:	President

Guangyuin Meng
/s/ Guangyin Meng

Dianshun Zhang
/s/ Dianshun Zhang

Guo Wang
/s/ Guo Wang

Xuchun Wang
/s/ Xuchun Wang

Lingfa Huang
/s/ Lingfa Huang

Binglong Qiao
/s/ Binglong Qiao